January 22, 2020

Julio Macedo
Manager
American Diversified Energy LLC
711 W. 17th Street, Suite D-5
Costa Mesa, CA 92627

       Re: American Diversified Energy LLC
           Amendment Nos. 4 and 5 to Offering Statement on Form 1-A Filed January 9 and 14, 2020
           File No. 024-10904

Dear Mr. Macedo:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 2, 2019 letter.

Form 1-A Amendment No. 5 filed January 14, 2020

Results of Operations, page 91

1. Reference is made to comment 6 and your revised disclosure provided in the first paragraph on page 91. Your disclosure of a net loss for the year ended October 31, 2018 and 2017 of $1,214,982 and $307,265 is consistent with the net loss reported on your statements of operations. However, your disclosure of incurred losses of $682,285 and
      $373,203 for the nine months ended July 31, 2019 and 2018 is not consistent with the net loss reported on your statements of operations. Please revise.
 Julio Macedo
FirstNameDiversified Energy LLC
American LastNameJulio Macedo
Comapany NameAmerican Diversified Energy LLC
January 22, 2020
Page 2
January 22, 2020 Page 2
FirstName LastName
Liquidity and Capital Resources, page 92

2. In the fifth paragraph you refer to a liability of $957,000 to ADE Crescent while the balance sheet presents a liability of $976,650. Please explain or revise.
Financial Statements, page F-1

3. In a note or separate statement, please provide an analysis of the changes in each caption of members' deficit presented in the balance sheet as of July 31, 2019. Reference is made to (b)(5), Part F/S of Form 1-A.
Note 10 - Subsequent Events
Investment of Corvette, LLC in ADE Crescent City LLC and Summary of the Amended Restated Operating Agreement of ADE Crescent City LLC, page F-26

4. We are reissuing comment 14 in light of the Form 1-A/A filed January 14, 2020. Your response to comment 14 states ADE Crescent was in the construction stage and did not exceed the 20% threshold in Rule 8-03(b)(3) of Regulation S-X. However, subsequent to your response, in Form 1-A/A filed January 14, 2020, the balance sheet presents an equity method investment balance of $334,455, which exceeds 20% of your consolidated assets.
         Please revise to provide the required Rule 8-03(b)(3) of Regulation S-X disclosure or explain why such disclosure is not required.
5. You disclose that management determined that the receivable recorded on ADE Crescent
         City books and records of $976,000 is likely not recoverable from the Company. Please disclose the bad debt expense recorded.
       You may contact Scott Stringer at (202) 551-3272 or Adam Phippen at
(202) 551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Mara Ransom, Office Chief, at (202) 551-3264 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:      Kristin Cano, Esq.